UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

                  CONTROLADORA COMERCIAL MEXICANA, S.A de C.V.
(Translation of registrant’s name into English)

        Ave. Revolución 780, Module 2, Col. San Juan, C.P. 03730 Mexico, D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                                                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                      No   X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82         .

The following is included in this report on Form 6-K:

Exhibits

Exhibit 99.1: Press Release in which CCM announces its decision to delist the GDRs from the New York Stock Exchange and to deregister its securities under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1

Issue:

CCM announces its decision to delist the GDRs from the New York Stock Exchange (NYSE) and to deregister from the Securities and Exchange Commission (SEC).

Press Release

Controladora Comercial Mexicana, S.A. de C.V., (CCM) announced today its intention to terminate its Global Depositary Receipt (GDR) Deposit Agreement with the Bank of New York, to delist its securities listed on the New York Stock Exchange (NYSE) and to deregister its securities under the United States securities laws.

The reason for delisting off the shares in the United States is that over the past several years, substantially all of the trading volume in the Company’s equity securities occurs in Mexico through Comerci UBC shares, which will continue trading normally. Since the GDRs represent such a small portion of CCM’s total equity and trading volume, the Company believes that the administrative costs and burdens of continued listing and registration outweigh the benefits.

The trading of the GDRs shall continue on the NYSE until around November 3, 2006, when CCM expects to deregister its GDRs with the United States Securities and Exchange Commission (SEC). GDR holders will have a period of time during which to exchange their GDRs for common shares that are traded on the Mexican Stock Exchange (BMV).

As a result of delisting and deregistering its securities, CCM will no longer have the obligation of filing with the SEC certain reports, such as its Annual Report on Form 20-F and other periodic reports. This will allow the Company significant savings on time and money expended on U.S. compliance.

CCM’s BC Units will continue to be listed on the BMV and the Company will continue to abide by the disclosure requirements under Mexican law. CCM will continue its policy of timely reporting material financial and other information to the investor community and the public in general.

For additional information please contact Gustavo Campomanes or Maria Maillard at the Corporate Finance Direction of Controladora Comercial Mexicana on Av. Revolución 780 Módulo 2, Col. San Juan, 03730 México D.F.

Ph. (52 55) 5270 9312

Fx. (5255) 5270 9302

www.comerci.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTROLADORA COMERCIAL MEXICANA, S.A de C.V.
(Registrant)

Dated: October 23, 2006

By   /s/ Francisco Martínez de la Vega
Name: Francisco Martínez de la Vega
Title: Chief Financial and Administrative Officer